UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Amerant Bancorp Inc.
(Name of Issuer)
Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)
023576101
(CUSIP Number)
September 27, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 023576101

1	Names of Reporting Persons Miguel A. Capriles L.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Venezuela
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 536,557
	6	Shared Voting Power 372,337
	7	Sole Dispositive Power 1,022,000 (1)
	8	Shared Dispositive Power 705,971 (2)
9	Aggregate Amount Beneficially Owned By Each Reporting Person 1,727,971 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent Of Class Represented by Amount in Row (9) 5.13% (4)
12	Type of Reporting Person (See Instructions) IN
(1) These shares include 485,443 shares of Class A non-voting common stock.
(2) These shares include 333,634 shares of Class A non-voting common stock.
(3) These shares include 819,077 shares of Class A non-voting common stock. See Item 4. (4) Calculated based upon the number of shares outstanding as of July 24, 2023: 33,696,505 shares of Class A common stock reported by the Issuer in its quarterly report on Form 10-Q for the quarter ended June 30, 2023.

Explanatory Note
This Amendment No. 3 (this “Amendment”) amends, in its entirety, the Amendment No.2 to Schedule 13G filed on February 10, 2023 by Miguel A. Capriles L. (the “Amendment No. 2”). The Amendment No.2 included in the number of shares reported as beneficially owned by Mr. Capriles with shared voting and shared dispositive power as well as in the aggregate amount beneficially owned by Mr. Capriles, 702,146 Class A shares (368,892 Class A voting common stock and 333,254 Class A non-voting common stock) beneficially owned by one of Mr. Capriles' siblings (the "Sibling Shares") because Mr. Capriles was a director of the entity that is the holder of record (the "Holder of Record") of the Sibling Shares. On September 27, 2023, Mr. Capriles ceased to be a director of the Holder of Record and, therefore, no longer has shared voting and shared dispositive power over the Sibling Shares. There are no other arrangements between Mr. Capriles and his sibling over the Sibling Shares.

CUSIP: 023576101

Item 1.
    (a)    Name of Issuer
        Amerant Bancorp Inc.

    (b)    Address of Issuer’s Principal Executive Offices
        220 Alhambra Circle
        Coral Gables, Florida 33134

Item 2.
    (a)    Name of Person Filing: Miguel A. Capriles L.
    (b)    Address or Principal Business Office or, if None, Residence: 220 Alhambra Circle, Coral             Gables, Florida 33134
    (c)    Citizenship: Venezuela
    (d)    Title of Class of Securities: Class A Common Stock, par value $0.10 per share (“Class A Shares”)
    (e)    CUSIP Number: 023576101
Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
    (a)    ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
    (b)    ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
    (c)    ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
    (d)    ☐ Investment company registered under section 8 of the Investment Company Act of         1940 (15 U.S.C 80a-8);
    (e)    ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
    (f)    ☐ An employee benefit plan or endowment fund in accordance with §240.13d-    1(b)(1)(ii)(F);
    (g)    ☐ A parent holding company or control person in accordance with §240.13d-    1(b)(1)(ii)(G);
    (h)    ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act     (12 U.S.C. 1813);
    (i)    ☐ A church plan that is excluded from the definition of an investment company under     section     3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
    (j)    ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
    (k)    ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in     accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP: 023576101

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)     Amount beneficially owned. 1,727,971 shares of Class A common stock. Mr. Capriles disclaims beneficial ownership of 705,971 shares of Class A common stock as to which he has no economic interest therein.
(b)     Percent of class. 5.13%. Calculated based upon the number of shares outstanding as of July 24, 2023: 33,696,505 shares of Class A common stock.
(c)     Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote	536,557
(ii)	Shared power to vote or to direct the vote	372,337
(iii)	Sole power to dispose or to direct the disposition of (1)	1,022,000
(iv)	Shared power to dispose or to direct the disposition of (2)	705,971
(1) These shares include 485,443 shares of Class A non-voting common stock.
(2) These shares include 333,634 shares of Class A non-voting common stock.

Item 5. Ownership of 5 Percent or Less of a Class.
    Not applicable.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
    Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the securities reported herein.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
    Not applicable.
Item 8. Identification and Classification of Members of the Group.
    Not applicable.
Item 9. Notice of Dissolution of Group.
    Not applicable.
Item 10. Certifications.
    Not applicable.

CUSIP: 023576101

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2023

/s/ Miguel A. Capriles L.
Miguel A. Capriles L.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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